1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 30, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Overseas Regulatory Announcement
and Price Sensitive Information

Announcement of Resolutions of the 13th Meeting of
the 3rd Session of the Board

This announcement is made pursuant to Rules 13.09 (1) and 13.09 (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and all members of the board of directors (the "Board") of the Company warrant the truthfulness, accuracy and completeness of the contents of the announcement and accept responsibility severally and jointly for any false statement, misleading representation or material omission contained in the announcement.

The 13th meeting of the 3rd session of the Board of the Company was convened at 9:30 a.m. on 30 June 2009 at the Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing. 9 directors were eligible to attend the meeting, 8 of whom attended in person. Mr. Wang Mengkui, a director of the Company, was unable to attend the meeting due to other engagement and appointed Mr. Xiong Weiping to attend the meeting on his behalf and vote at his absolute discretion. The members of the supervisory committee, secretary to the Board and other members from the senior management of the Company attended the meeting as non-voting participants. The meeting was convened in compliance with relevant regulations including the Company Law of the People's Republic of China and the Articles of Association. The following major resolutions were considered and passed at the meeting:

I.	The proposal in relation to the fulfillment of the conditions for private offering of A shares by the Company was considered and approved.

It was agreed that the proposal be put to vote at the general meeting of the Company.

II.	The proposal for the proposed private offering of A shares by the Company was considered and approved item by item.

The specific plan for the proposed private offering (hereafter as the "A Share Issue") of domestic listed RMB denominated ordinary shares (A shares) by the Company was considered and approved by the Board of the Company item by item as follows:

1.	Type of shares to be issued and nominal value: the domestic listed RMB denominated ordinary shares (A shares) with a nominal value of RMB1.00 each.

2.

Method of issue: private offering. The Company will, within 6 months from obtaining the approval of China Securities Regulatory Commission ("CSRC"), issue the A Shares to no more than ten specific target subscribers at the appropriate time.

3.

Target subscribers: securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and qualified foreign institutional investors who are legal persons, natural persons, or other legally qualified investors in compliance with relevant provisions and conditions. The Company will determine the specific target subscribers after obtaining the relevant approval of the issue and in accordance with the Implementation Details of Private Offering of Shares by Public Companies through bidding process.

4.	Lock-up period: the shares subscribed by the target subscribers of the A Share Issue are not transferable for a period of 12 months from the date of completion of the A Share Issue.

5.	Subscription method: all target subscribers will subscribe for shares of the A Share Issue in cash.

6.

Number of shares to be issued: not more than 1,000,000,000 A shares under the A Share Issue. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, transfer to share capital, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the general meeting to finalize the number of shares to be issued, having regard to the actual circumstances and after consultation with the lead underwriter(s) of the private offering.

7.

Pricing base date and price of the issue: the pricing base date of the issue is the date of the announcement of resolutions of the 13th meeting of the 3rd session of the Board of the Company. The issue price will be not less than 90% of the average trading price of the A shares of the Company in the 20 trading days immediately preceding the pricing base date (the average trading price of A Shares in the 20 days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 days immediately preceding the pricing base date / the total volume of A Shares traded in the 20 days immediately preceding the pricing base date). The exact price will be determined by the Board after obtaining the approval of the CSRC in accordance with the authorization granted at the general meeting and the Implementation Details of Private Offering of Shares by Public Companies, bidding results and in consultation with the lead underwriter(s). The minimum issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, transfer to share capital or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

8.	Place of listing: After expiration of the lock-up period of the A Share Issue, the A Shares issued will be traded on the Shanghai Stock Exchange.

9.

Use of proceeds: the proceeds proposed to be raised under the A Share Issue will not exceed RMB10 billion. After deduction of relevant expenses, the proceeds will be used in the Chongqing 800,000 tonnes alumina construction project, Xing Xian alumina project, Zhongzhou Ore-dressing Bayer Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

No.	Name of the project	Investment needed	Proceeds to be utilized
		(RMB billion)	(RMB billion)

1	Chongqing 800,000 tonnes alumina
	construction project	4.754	2.300

2	Xing Xian alumina project	5.230	3.700

3	Zhongzhou Ore-dressing Bayer
	Process expansion
	construction project	2.992	2.000

4	Supplementation of working capital	2.000	2.000

Total		14.976	10.000

If the actual amount of net proceeds raised in the private offering is less than the total amount of the proceeds to be utilized for the above projects, the Company will make up the shortfall on its own. If the time at which the proceeds are raised does not match the implementation schedule of projects, the Company may, subject to actual needs, utilize other funds first and swap them with the proceeds raised when the funds are in place.

10.

Arrangements with regard to the cumulated profits not distributed: After completion of the A Share Issue, the new shareholders and existing shareholders will share the cumulated profits not distributed prior to the A Share Issue.

11.

Period of validity of the resolution relating to the A Share Issue: 12 months from the date of the proposal of the private offering being considered and passed at the general meeting, A Share Class Meeting and H Share Class Meeting of the Company.

It was agreed that the proposal be submitted to the general meeting, A Share Class Meeting and H Share Class Meeting of the Company for consideration and voting. The implementation of the proposal is subject to the consideration and approval at the general meeting, A Share Class Meeting and H Share Class Meeting of the Company and approval of the private offering by the CSRC.

III.	The proposal for the feasibility analysis report on the use of proceeds to be raised from the private offering of A shares of the Company was considered and passed.

It was agreed that the proposal be put to vote at the general meeting of the Company.

IV.	The proposal for the report on the use of proceeds raised in the last fund raising by the Company was considered and passed.

It was agreed that the proposal be put to vote at the general meeting of the Company.

V.	The proposal for the Company's plan for the private offering of A shares was considered and passed.

It was agreed that the proposal be submitted to the general meeting, A Share Class Meeting and H Share Class Meeting of the Company for consideration and voting.

VI.

The proposal for the proposed authorization to be given at the general meeting to the Board and persons authorized by the Board to deal with matters relating to the private offering of A shares was considered and passed.

The Board proposed to the general meeting that the Board of the Company be authorized to deal with, in its absolute discretion, all relevant matters relating to the private offering of A shares upon approval of the proposal for the proposed private offering of A shares of the Company, including:

1.

that the Board be authorized to formulate and implement the specific proposal for the private offering of A shares, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the proposed private offering of A shares;

2.

that the Board be authorized to revise the above proposals for the purpose of complying with relevant laws and regulations or the requirements of the relevant securities regulatory authorities (except those matters which are required to be approved afresh at the general meeting pursuant to relevant laws and regulations and the Articles of Association), and to adjust the projects for which proceeds are to be utilized before the private offering of A shares, taking into account factors such as the approval of the projects by relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which proceeds are to be utilized;

3.

that the Board, the Chairman and any person authorized by the Chairman be authorized to sign any document relating to the private offering of A shares and to complete the procedures for all necessary or appropriate application, submission, registration and filing in relation to the private offering of A shares;

4.

that the Board, the Chairman and any person authorized by the Chairman be authorized to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the private offering of A shares and to complete matters relating to the issue and reporting such as the relevant application and submission procedures;

5.

that the Board be authorized to handle the amendments to the Articles of Association and the relevant trade and industry amendment registration after completion of the private offering of A shares, and all other matters in relation to the private offering of A shares;

6.

that the Board be authorized to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's liquid capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

7.

that the Board, the Chairman and any person authorized by the Chairman be authorized to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares to be issued pursuant to the private offering after completion of the private offering of A shares;

8.	that the Board be authorized to deal with, in its absolute discretion, all other matters relating to the private offering of A shares;

9.

the authorizations in items 5 to 7 above will be valid from the date of approval at the general meeting of the Company and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval at the general meeting of the Company.

It was agreed that the proposal be submitted to the general meeting, A Share Class Meeting and H Share Class Meeting of the Company for consideration and voting.

VII.

The proposal for the convening of the 2009 First Extraordinary General Meeting, the 2009 Second A Share Class Meeting and the 2009 Second H Share Class Meeting of the Company was considered and passed.

It was approved that the Company convene the 2009 First Extraordinary General Meeting, the 2009 Second A Share Class Meeting and the 2009 Second H Share Class Meeting. The Secretary to the Board was authorized to conduct verification prior to the announcement and disclosure of the circular, as well as determining the time, venue and matters in relation to the convening of the extraordinary general meeting and class meetings. The notices to convene the meetings will be announced separately.

The above proposals were unanimously passed by all directors attending the meeting. All independent directors of the Company agreed with the above proposals.

For the relevant attachments, please refer to the website of the Shanghai Stock Exchange at www.sse.com.cn.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 June 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary